EXHIBIT 4(b).5
Retirement Savings Restoration Plan: Description
Eligibility: Employees eligible to participate in the DuPont Retirement Savings Plan who are hired at Grade 7 or above (or equivalent level for a participating subsidiary). Eligible employees must elect to participate within 30 days of hire date, and before the first day of each succeeding calendar year with respect to compensation paid in the calendar year.
Employee: Compensation Deferral Election: Participants may elect to defer up to 6% of compensation (as defined in the Retirement Savings Plan), to the extent such compensation exceeds the amount of compensation permitted to be taken into account under the Retirement Savings Plan by Internal Revenue Code Section 401(a)(17).
Employer Contribution: The employer will credit a matching contribution equal to 100% of the employee compensation deferral.
Retirement Savings Contribution: For all employees eligible for this plan, whether or not they elect to make employee deferral contributions, the employer will credit a retirement savings contribution equal to 3% of the employee’s compensation, to the extent such compensation exceeds the amount of compensation permitted to be taken into account under the Retirement Savings Plan by Internal Revenue Code Section 401(a)(17).
Distributions: Participants will elect form of distribution at time of deferral election. Participants may elect lump sum payment or installments over a period no longer than 15 years. Distributions will be made as soon as practical following termination of employment.
Funding: The plan will be unfunded.